STINSON
                 Kim D. Larsen

                         PARTNER

               DIRECT: 202.572.9912

               OFFICE: 202.785.9100

              kim.larsen@stinson.com

  February 28,    2025

  United States
  Securities and Exchange Commission
  Division of Corporation Finance
  Office of Mergers & Acquisitions
  100 F Street, NE
  Washington, DC 20549-0213
  Attention: Laura McKenzie
              Nicholas Panos

  Re:      Signature Bank Schedule 13D filed December 9, 2024 Holding LLC and
Igal Namdar; File
           No. 005-81540

  Dear Ms. McKenzie and Mr. Panos:
  We have received your letter dated February 24, 2024 related to the Schedule 13D we filed on December 9, 2024 on behalf of Namdar Family Holdings LLC and Igal Namdar related to holdings in Signature Bank (SBNY).
  Late Filing. We acknowledge that Schedule 13D related to Namdar Family Holding LLC and Igal Namdar was filed on December 9, 2024, which was after the five business-day deadline stipulated by Section 13(d) of the Securities and Exchange Act of 1934 and rule
  13d-1 thereunder. We remain, however, unsure whether SBNY in fact remains subject to
  1934 Exchange Act reporting obligations or if they are suspended or if it is in noncompliance.
  Timeline. Upon being notified by the client on Wednesday, December 4, 2024 regarding its acquisition of SBNY shares, we requested information on Thursday, December 5, 2024 from its broker, Odeon Capital Group LLC of the trades that had been effected, which was provided later that same day. We then analyzed the trading records and compared them to the number of outstanding shares of common stock of SBNY, a bank that at that time had ceased SEC reporting, been closed as a bank and with respect to which the FDIC had been appointed as a receiver. We established that the 5% threshold had been exceeded on
  November 18, 2024 and we prepared and filed the Schedule 13D on Monday, December 9,
  2024.

  Compliance Procedures. We understand that Namdar Family Holding LLC has internal procedures to track its holdings and coordinate with Odeon Capital to assure
  compliance with mandatory SEC filings. Namdar Family Holding LLC and lgal
Namdar
  had earlier engaged Stinson LLP to undertake such filings on their behalf. The process did not work in this instance and Namdar Family Holding LLC, Odeon Capital Group, LLC

                            1775 Pennsylvania Avenue N.W., Suite 800,
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                                        STINSON LLP      \    STINSON.COM
  CORE/9995000.0044_0064/196638359. l
 February 28,    2025
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and Stinson are undertaking further steps to assure coordination in monitoring Namdar
Family Holding LLC's trades to assure timely filing required securities filings, including improved communications, monitoring, calendar reminders and education for increased compliance assurance.
We are fully committed to cooperating with the SEC in this matter and will promptly provide any additional information you may require. We understand the importance of timely Schedule 13D filings and sincerely regret the delay in this instance. Amended Schedule 13D Filing. Finally, we are uncertain about the exact filing status of SBNY, will file an amended Schedule 13D to include certain capital making clear that all indicated trades were acquisitions by Namdar Family Holdings LLC of shares of common stock of SBNY and were effected as open market purchases. We are also updating information in such amended Schedule 13D on the ownership in SBNY due to a purchase by Namdar Family Holding LLC in the open market on December 16, 2024 0f 214,094 shares, which increased the Namdar Family Holding LLC's ownership from 3,324,406 shares to 3,538,500 shares and increased its percentage ownership from 5.3% to 5.6%.

Sincerely,

StinsonLLP




Kim D. Larsen

KDL:lmh




CORE/9995000.0044_0064/196638359. l